Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust announces August cash distribution

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for August 2006

    CALGARY, Aug. 22 /CNW/ - Penn West Energy Trust ("Penn West") confirms that its August 2006 cash distribution will be CDN$0.34 per trust unit payable on September 15, 2006 to unitholders of record on August 31, 2006. The ex-distribution date is August 29, 2006.
    The CDN$0.34 per unit is equivalent to approximately U.S.$0.30 per unit using a current U.S./Canadian exchange ratio of 0.88. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based on the actual
U.S./Canadian exchange rate applied on the payment date and will be net of any applicable Canadian withholding taxes.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.
    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST: Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 15:57e 22-AUG-06